CUSIP No.  743868101                                          Page 1 of 33 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       PROVIDENT FINANCIAL HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    743868101
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.  743868101                                          Page 2 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           JAM Partners, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       150,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      150,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No.  743868101                                          Page 3 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           JAM Special Opportunities Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       5,625
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      5,625
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No.  743868101                                          Page 4 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           JAM Managers, L.L.C.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       155,625
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      155,625
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No.  743868101                                          Page 5 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Seymour Jacobs
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      9,375
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       155,625
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       9,375
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      155,625
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No.  743868101                                          Page 6 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Endicott Partners, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       73,350
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      73,350
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No.  743868101                                          Page 7 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Endicott Partners II, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       83,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      83,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No.  743868101                                          Page 8 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Endicott Offshore Investors, Ltd.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       71,300
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      71,300
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
================================================================================

CUSIP No.  743868101                                          Page 9 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           W.R. Endicott, L.L.C.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       73,350
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      73,350
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No.  743868101                                         Page 10 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           W.R. Endicott II, L.L.C.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)   |X|
                                                                      (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       83,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      83,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            PN
================================================================================

CUSIP No.  743868101                                         Page 11 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Endicott Management Co.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |X|
           2 pension plans have contracts with EMC; benefits to
           them; control by EMC                                          (b) [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       23,000
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      23,000
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            CO
================================================================================

CUSIP No.  743868101                                         Page 12 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Wayne K. Goldstein
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3          SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       250,650
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      250,650
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No.  743868101                                         Page 13 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Robert I. Usdan
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3          SEC USE ONLY
---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       250,650
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       0
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      250,650
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No.  743868101                                         Page 14 of 33 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON
           Gene F. Gaines
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
        NUMBER OF              7      SOLE VOTING POWER
          SHARES                      1,500
       BENEFICIALLY         --------- ------------------------------------------
         OWNED BY              8      SHARED VOTING POWER
           EACH                       0
        REPORTING           --------- ------------------------------------------
          PERSON               9      SOLE DISPOSITIVE POWER
           WITH                       1,500
                            --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      0
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            417,150
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES                                                   |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            7.5%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
            IN
================================================================================

CUSIP No.  743868101                                         Page 15 of 33 Pages


Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Provident Financial Holdings, Inc. (the "Company" or "Provident"). The address of the principal executive offices of the Company is 3756 Central Avenue, Riverside, California 92506. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.  Identity and Background

         This Schedule 13D is being jointly filed by each of the following persons (collectively, the "Group" or the "Group Members"):

(a)-(c)

         (1)   The "Jam Parties":

               (A)   JAM Partners, L.P., a Delaware limited partnership ("JAM").
               (B)   JAM Special Opportunities Fund, L.P., a Delaware limited
                      partnership ("JAM SOF").
               (C)   JAM Managers, L.L.C. a Delaware limited liability company
                      ("JAM MGR").
               (D)   Seymour Jacobs ("Mr. Jacobs").

          (2)  The "Endicott Parties":

               (A)   Endicott Partners, L.P., a Delaware limited partnership
                      ("EPLP").
               (B)   Endicott Partners II, L.P., a Delaware limited partnership
                      ("EPLPII").
               (C)   Endicott Offshore Investors, Ltd., a British Virgin Islands
                      international business company ("EOI").
               (D)   W.R. Endicott, L.L.C., a Delaware limited liability company
                      ("WRE LLC").
               (E)   W.R. Endicott II, L.L.C., a Delaware limited liability
                      company ("WRE II LLC").
               (F)   Endicott Management Co., a Delaware corporation ("Endicott
                      Management").
               (G)   Wayne K. Goldstein ("Mr. Goldstein").
               (H)   Robert I. Usdan ("Mr. Usdan").

         (3)   Gene F. Gaines

         The Group Members have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.

               The business address of each Group Member is as follows:

               JAM, JAM SOF, JAM MGR and Mr. Jacobs:
                        One Fifth Avenue
                        New York, NY 10003

CUSIP No.  743868101                                         Page 16 of 33 Pages

               EPLP, EPLPII, WRE LLC, WRE II LLC, Endicott Management, Mr. Goldstein and Mr. Usdan:
                        237 Park Avenue, Suite 801
                        New York, NY 10017

               EOI:
                        c/o Trident Fund Services (B.V.I) Ltd.
                        Wickhams Cay
                        P.O. Box 146 Road Town
                        Tortola, British Virgin Islands

               Mr. Gene F. Gaines:
                        1018 Second Street, Unit 1
                        Santa Monica, California 90403

         JAM and JAM SOF are limited partnerships formed for the purpose of investing in, among other things, the equity securities of various financial services providers. JAM MGR is a limited liability company and general partner of JAM and JAM SOF. Mr. Jacobs is the sole Managing Member of JAM MGR.

         The business of EPLP, EPLPII and EOI is investment, in, among other things, the equity securities of various financial services providers. Endicott Management, in addition to being the advisor to EPLP, EPLPII and EOI, also manages two accounts which invests in, among other things, financial service providers. WRE LLC is the General Partner of EPLP. WRE II LLC is the General Partner of EPLPII. Messrs. Goldstein and Usdan are Co-Presidents of Endicott Management and Managing Members of WRE LLC and WRE II LLC.

         Mr. Gaines is an investor for his personal account. Mr. Gaines is Executive Vice President and the manager of the Private Banking Division at Pacific Western Bank, a subsidiary of First Community Bancorp.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the individuals who are members of the Group are citizens of the United States.

CUSIP No.  743868101                                         Page 17 of 33 Pages

Item 3.  Source and Amount of Funds or Other Consideration

         In aggregate, the Group owns 417,150 shares, equal to 7.5% of the Common Stock of the Company.

         The amount of funds expended by JAM to acquire the 150,000 shares of Common Stock it holds in its name is $2,218,220. The amount of funds expended by JAM SOF to acquire 5,625 shares of Common Stock it holds in its name is $105,063. The amount of funds expended by Mr. Jacobs to acquire the 9,375 shares of Common Stock he holds in his name is $158,430. All of such funds were provided from available capital and from time to time, in part by margin account loans from NationsBanc Montgomery Securities, extended in the ordinary course of business on that firm's usual terms and conditions. All or part of the shares of Common Stock owned by any of the JAM Parties may from time to time be pledged as collateral for loans made by such firm to the JAM Parties. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

         The amount of funds expended by EPLP to acquire the 73,350 shares of Common Stock it holds in its name is $1,358,174. Such funds were provided from available capital. The amount of funds expended by EPLPII to acquire the 83,000 shares of Common Stock it holds in its name is $1,672,845. Such funds were provided from available capital. The amount of funds expended by EOI to acquire the 71,300 shares of Common Stock it holds in its name is $1,296,459. Such funds were provided from available capital. The amount of funds expended by Endicott Management to acquire the 23,000 shares of Common Stock it holds in its name is $335,922. Such funds were provided from available capital.

         The amount of funds expended by Mr. Gaines to acquire the 1,000 shares of Common Stock he holds in his name is $31,450. Such funds were provided from his personal funds.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

         Members of the Group believe the Company's stock is undervalued. Members of the Group believe the Company's Board of Directors has not considered all opportunities to maximize shareholder value. The Group believes that the Board of Directors should actively consider all necessary steps to maximize shareholder value and that the current Board of Directors has not shown a willingness to consider such steps, including more aggressive share repurchases, increasing core profitability and a possible sale of the Company. Therefore, members of the Group currently intend to seek the addition of Messrs. Gaines and Jacobs to serve on the Company's Board of Directors, through their appointment or nomination by the Company or, if necessary, by nominating them for election at the Company's next annual meeting of stockholders.

         On May 29, 2002, Mr. Jacobs sent a letter to the Board of Directors of the Company, expressing the Group's concerns and intentions. A copy of that letter is attached as

CUSIP No.  743868101                                         Page 18 of 33 Pages

Exhibit 2. On July 11, 2002, Mr. Jacobs sent a letter to the Board of Directors of the Company, again expressing the Group's concerns and intentions. A copy of that letter is attached as Exhibit 3. On August 16, 2002, Mr. Jacobs sent a letter to the Company demanding access to and copies of the list of stockholders and certain other stockholder materials of the Company. A copy of that letter is attached as Exhibit 4. On August 20, 2002, the Chairman of the Board of Directors of the Company sent a letter to Mr. Jacobs regarding the next annual meeting of shareholders of the Company. A copy of that letter is attached as
Exhibit 5.

         Members of the Group may make further purchases or sales of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Company

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,707,171, reported as the number of outstanding shares as of May 10, 2002, on the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002, adjusted to reflect a 3-for-2 stock split effective July 12, 2002, for a total number of outstanding shares of 5,560,756. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market, except as otherwise stated.

(A)      JAM Partners, L.P.

         (a)-(b)  See cover page.

         (c) JAM has made no purchases or sales of Common Stock in the last 60 days.

         (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. JAM MGR has the power to direct the affairs of JAM, including the voting and disposition of shares of Common Stock held in the name of JAM. Mr. Jacobs is also the General Partner of JAM. Therefore, Mr. Jacobs has voting and disposition power with regard to shares of Common Stock held in the name of JAM.

(B)      JAM Special Opportunities Fund, L.P.

         (a)-(b)  See cover page.

         (c) JAM SOF has made no purchases or sales of Common Stock in the last 60 days.

CUSIP No.  743868101                                         Page 19 of 33 Pages

         (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. JAM MGR has the power to direct the affairs of JAM SOF, including the voting and disposition of shares of Common Stock held in the name of JAM SOF. Mr. Jacobs is also the General Partner of JAM SOF. Therefore, Mr. Jacobs has voting and disposition power with regard to shares of Common Stock held in the name of JAM.

(C)      JAM Managers, L.L.C.

         (a)-(b)  See cover page.

         (c) JAM MGR has made no purchases or sales of Common Stock in the last 60 days.

         (d) Because Mr. Jacobs is the Managing Member of JAM MGR, he has the power to direct the affairs of JAM MGR. Therefore, Mr. Jacobs has voting and disposition power with regard to shares of Common Stock held in the name of JAM MGR.

(D)      Seymour Jacobs

         (a)-(b)  See cover page.

         (c) Mr. Jacobs has made no purchases or sales of Common Stock directly.

(E)      Endicott Partners, L.P.

         (a)-(b)  See cover page.

         (c)   EPLP has made no purchases or sales during the past 60 days.

         (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE LLC. WRE LLC is the general partner of EPLP. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE LLC. WRE LLC has the power to vote or direct the affairs of EPLP, including the voting and disposition of shares of Common Stock held in the name of EPLP. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of EPLP.

(E)      Endicott Partners II, L.P.

         (a)-(b)  See cover page.

         (c) EPLPII has made the following purchases of Common Stock in the last 60 days.

---------------- -------------------- ----------------------- -----------------
      Date         Number of Shares     Price Per Share ($)     Total Cost ($)
---------------- -------------------- ----------------------- -----------------
    7/18/01              5,000                21.865                109,325
---------------- -------------------- ----------------------- -----------------
    7/25/02              6,300                21.054                132,640
---------------- -------------------- ----------------------- -----------------

CUSIP No.  743868101                                         Page 20 of 33 Pages

         (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE II LLC. WRE II LLC is the general partner of EPLPII. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE II LLC. WRE II LLC has the power to vote or direct the affairs of EPLPII, including the voting and disposition of shares of Common Stock held in the name of EPLPII. Therefore, Mr. Goldstein and Mr. Usdan share voting and disposition power with regard to shares of Common Stock held in the name of EPLPII.

(E)      Endicott Offshore Investors, Ltd.

         (a)-(b)  See cover page.

         (c) EOI has made the following purchases of Common Stock in the last 60 days.

---------------- -------------------- ----------------------- -----------------
      Date         Number of Shares     Price Per Share ($)     Total Cost ($)
---------------- -------------------- ----------------------- -----------------
    7/25/02             3,500                  21.057                73,700
---------------- -------------------- ----------------------- -----------------

         (d) Mr. Goldstein and Mr. Usdan are each a Co-President of Endicott Management. Endicott Management directs the investment affairs of EOI. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of EOI, including voting and disposition power with regard to shares of Common Stock held in the name of EOI.

 (F)     W.R. Endicott, L.L.C.

         (a)-(b)  See cover page.

         (c)   WRE LLC has made no purchases or sales of Common Stock directly.

         (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE LLC. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE LLC, including voting and disposition power with regard to shares of Common Stock held in the name of WRE LLC.

(G)      W.R. Endicott II, L.L.C.

         (a)-(b)  See cover page.

         (c) WRE II LLC has made no purchases or sales of Common Stock directly.

         (d) Mr. Goldstein and Mr. Usdan are each a Managing Member of WRE II LLC. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of WRE II LLC, including voting and disposition power with regard to shares of Common Stock held in the name of WRE II LLC.

CUSIP No.  743868101                                         Page 21 of 33 Pages

 (H)     Endicott Management Co.

         (a)-(b)  See cover page.

         (c) Endicott Management has made the following purchases of Common Stock in the last 60 days.

------------- ----------------------- ----------------------- ------------------
     Date        Number of Shares       Price Per Share ($)     Total Cost ($)
------------- ----------------------- ----------------------- ------------------
   7/25/02              200                   21.175                 4,235
------------- ----------------------- ----------------------- ------------------

         (d) Mr. Goldstein and Mr. Usdan are each a Co-President of Endicott Management. Therefore, Mr. Goldstein and Mr. Usdan share the power to direct the affairs of Endicott Management, including voting and disposition power with regard to shares of Common Stock held in the name of Endicott Management.

(I)      Wayne K. Goldstein

         (a)-(b)  See cover page.

         (c) Mr. Goldstein has made no purchases or sales of Common Stock directly.

(J)      Robert I. Usdan

         (a)-(b)  See cover page.

         (c) Mr. Usdan has made no purchases or sales of Common Stock directly.

(K)      Gene F. Gaines

         (a)-(b)  See cover page.

         (c) Mr. Gaines has made no purchases or sales of Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         With respect to the Endicott Parties, for all accounts managed Endicott Management is entitled to a management fee based upon a percentage of total capital managed. In addition, Endicott Management receives an allocation of a portion of profits, if any, for the two managed accounts managed by it and the account managed for EOI. WRE LLC receives an allocation of a portion of profits, if any, for the account managed for EPLP. WRE II LLC receives an allocation of a portion of profits, if any, for the account managed for EPLPII. With respect to the JAM Parties, JAM MGR is entitled to a management fee and an allocation of a portion of profits of JAM and JAM SOF.

CUSIP No.  743868101                                         Page 22 of 33 Pages


         Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         No.      Description

          1        Joint Filing Agreement.
          2        Letter from Mr. Jacobs to the Board of Directors of the
                   Company, dated May 29, 2002.*
          3        Letter from Mr. Jacobs to the Board of Directors of the
                   Company, dated July 11, 2002.
          4        Letter from the Mr. Jacobs to the Company to Mr. Jacobs,
                   dated August 16, 2002.
          5        Letter from the Chairman of the Board of Directors of the
                   Company to Mr. Jacobs, dated August 20, 2002.

--------------
*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No.  743868101                                         Page 23 of 33 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 28, 2002


                                  JAM PARTNERS, L.P.

                                  By:      /s/ Seymour Jacobs
                                           Seymour Jacobs
                                           General Partner


                                  JAM SPECIAL OPPORTUNITIES FUND, L.P.

                                  By:      /s/ Seymour Jacobs
                                           Seymour Jacobs
                                           General Partner


                                  JAM MANAGERS, L.L.C.

                                  By:      /s/ Seymour Jacobs
                                           Seymour Jacobs
                                           Managing Member


                                  ENDICOTT PARTNERS, L.P.

                                  By:      W.R. Endicott, L.L.C.
                                           General Partner

                                  By:      /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Managing Member


                                  ENDICOTT PARTNERS II, L.P.

                                  By:      W.R. Endicott II, L.L.C.
                                           General Partner

                                  By:      /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Managing Member

CUSIP No.  743868101                                         Page 24 of 33 Pages

                                  ENDICOTT OFFSHORE INVESTORS, LTD.

                                  By:      /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Director


                                  W.R. ENDICOTT, L.L.C.

                                  By:      /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Managing Member


                                  W.R. ENDICOTT II, L.L.C.

                                  By:      /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           Managing Member


                                  ENDICOTT MANAGEMENT CO.

                                  By:      /s/ Robert I. Usdan
                                           Robert I. Usdan
                                           President



By:      /s/ Seymour Jacobs
         Seymour Jacobs


By:      /s/ Wayne K. Goldstein
         Wayne K. Goldstein


By:      /s/ Robert I. Usdan
         Robert I. Usdan


By:      /s/ Gene F. Gaines
         Gene F. Gaines